

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2014

Via E-mail
Mrs. Francine Lavoie
President and Chief Executive Officer
Boreal Water Collection, Inc.
4496 State Road 42 North
Kiamesha Lake, NY 12751

> **Re:** **Boreal Water Collection, Inc.**
> **Form 8-K**
> **Filed January 24, 2014**
> **File No. 0-54776**

Dear Mrs. Lavoie:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Section 4 – Matters Related to Accountants and Financial Statements

Item 4.01 Changes in Registrant's Certifying Accountants

1. Please revise your disclosure in the first paragraph in (a) to disclose the date that Mr. Rodgers declined to stand for re-election. Refer to paragraphs (a)(1)(i) of Item 304 of Regulation S-K.

2. We note that the auditor's report on your financial statements included in Form 10-K and Form 10-12G for each of the past two years were modified as to an uncertainty regarding your ability to continue as a going concern. Please revise your disclosure in the second paragraph in (a) to disclose that the reports of Mr. Rodgers on your financial statements for the years ended December 31, 2011 and December 31, 2012 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to audit scope or accounting principles, except that the reports contained an explanatory

  paragraph stating that there was substantial doubt about the Company's ability to
continue as a going concern. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

3. Please revise your disclosure in the third paragraph in (a) to state whether during the two
most recent fiscal years and any subsequent interim period preceding Mr. Rodgers'
declination to stand for re-election there were any disagreements with Mr. Rodgers on
any matter of accounting principles or practices, financial statement disclosure, or
auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of
Mr. Rodgers, would have caused it to make reference to the subject matter of the
disagreement(s) in connection with its report. Please refer to Item 304 (a)(1)(iv) of
Regulation S-K. Please also revise your disclosure to state that there were no reportable
events that occurred during the two most recent fiscal years and any subsequent interim
period preceding Mr. Rodgers' declination to stand for re-election. Please refer to Item
304 (a)(1)(v) of Regulation S-K.

Item 9.01 Financial Statements and Exhibits

4. Please file an updated letter from Mr. Rodgers as Exhibit 16 to the amendment filed in
response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of
Regulation S-K.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

  In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief